United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934 (Amendment No.__)*

Lifezone Metals Limited
(Name of Issuer)

Ordinary Shares, nominal par value USD 0.0001 per share
(Title of Class of Securities)

G5568L109
(CUSIP Number)

July 6th, 2023
The Issuer entered into a Lock-Up Agreement with Varna Holdings Limited being the Reporting Person, dated as of July 6, 2023 the "Lock-Up Agreement"), providing that the Reporting Person will not, subject to certain exceptions, transfer any Restricted Securities (as defined in the Lock-Up Agreement) during the period commencing from the date of the closing of the Share Acquisition until 180 days after such date.
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] Rule 13d 1(b)
[x] Rule 13d 1(c)
[ ] Rule 13d 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5568L109

(1) Names of reporting persons
Varna Holdings Limited

(2) Check the appropriate box if a member of a group (a) [  ] (b)[  ]

(3) SEC use only

(4) Citizenship or place of organization
Palm Grove House, PO Box 438, Road Town VG1110, Tortola, British Virgin Islands Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

(6) Shared voting power
5,770,889

(7) Sole dispositive power

(8) Shared dispositive power
5,770,889

(9) Aggregate amount beneficially owned by each reporting person
5,770,889

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)
7.22%

(12) Type of reporting person (see instructions)
OO

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 18 October 2023

Signature:  Olivier Amadio
Title: Director of Kestrel Trust S.A, as Corporate Director of Varna Holdings Limited